Exhibit 99.1

Change of Company Auditor

28 June 2023 — Mobilicom Limited (Mobilicom or the Company) (Nasdaq: MOB, MOBBW, ASX: MOB), advises that in accordance with ASX Listing rule 3.16.3, Hall Chadwick WA Audit Pty Ltd (Hall Chadwick) has been appointed as auditor of the Company and BDO Audit Pty Ltd (BDO) has resigned as the Company’s auditor. ASIC has consented to the resignation in accordance with section 329(5) of the Corporations Act (Act).

The Company considered its size and operations and the Board believes that the appointment of Hall Chadwick is in the best interests of both the Company and its shareholders.

In accordance with section 327C of the Act, a resolution will be proposed at the Company’s 2024 Annual General Meeting of shareholders to confirm the appointment of Hall Chadwick as the Company’s auditors.

The Board of Directors would like to thank BDO Audit Pty Ltd for their past assistance and excellent services provided to the Company since listing on ASX.

About Mobilicom

Mobilicom is an end-to-end provider of cybersecurity and robust solutions for drones and robotics focussing primarily on targeting global drone, robotics and autonomous system manufacturers.

The Company holds patented technology & unique know-how for Mobile Mesh networking. It has a large, field proven portfolio of commercialised products used in a variety of applications.

Mobilicom is growing a global customer base with sales to high profile customers including corporates, governments and military. Mobilicom’s competitive advantages include outstanding security capabilities and performance in harsh environmental conditions.

Mobilicom’s large solution portfolio is being deployed worldwide, and the Company derives revenue from hardware, software sales & licensing fees and professional support services.

For investors, please use https://ir.mobilicom.com/

For company, please use www.mobilicom.com

This announcement has been approved for release by the Board of Mobilicom.

For more information on Mobilicom, please contact:

Liad Gelfer

Mobilicom Ltd

liad.gelfer@mobilicom.com